Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust announces credit commitment, updates hedging activity and confirms its December cash distribution

    CALGARY, Dec. 20 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") is pleased to announce it recently secured $4 billion of credit commitments from a syndicate of eighteen Canadian and international banks. The proposed three-year credit facility is expected to close in early
January 2008 and is conditional on the successful closing of Penn West's proposed merger with Canetic Resources Trust ("Canetic"). The new credit facility will be initially used to retire Penn West's advances on its current bank facilities and to retire all bank debt to be assumed on the proposed acquisition of Vault Energy Trust ("Vault") and the proposed merger with
Canetic, both of which are expected to occur in January 2008. In addition, the new credit facility will bolster the combined trust's financial flexibility by adding significant additional credit capacity.
    In January 2008, subject to the approval of the proposed plan of arrangement by Canetic's unitholders, the combined trust will form the largest oil and natural gas trust by a wide margin, possess the largest conventional light oil property portfolio in Western Canada, and have expected average 2008 production of 200,000 to 210,000 barrels of oil equivalent per day. The combined trust's asset base, along with its combined technical competencies and financial capacity, will enable the pursuit of a wide variety of conventional, unconventional and strategic opportunities to increase unitholder returns.
    Penn West also announces it has entered into AECO natural gas collars on
50,000 gigajoules ("GJ") per day (equivalent to approximately 46 mmcf per day)
for the seven month period from April 2008 to October 2008. These collars were transacted with an average floor price of CDN$6.06 per GJ (approximately
CDN$6.61 per mcf) and an average ceiling price of CDN$6.60 per GJ
(approximately CDN$7.19 per mcf). The volume hedged by these contracts represents approximately 19 percent of Penn West's expected daily natural gas production (prior to the effect of the Canetic merger), after royalties, for the contracted period and is consistent with policies established by the Board of Directors of the Trust and the Trust's ongoing risk management programs.
    Additionally, Penn West has entered into electricity contracts on 30 megawatts, at an average price of $76.23 per megawatt hour, for a 3-year period beginning January 2008 through December 2010. This represents approximately 40% of Penn West's expected power load (prior to the effect of the Canetic merger).
    Penn West confirms that its December 2007 cash distribution will be
CDN$0.34 per trust unit payable on January 15, 2008 to unitholders of record on December 31, 2007. This represents the Trust's twenty-third consecutive monthly distribution of this amount. The ex-distribution date is December 27,
2007.
    The CDN$0.34 per unit is equivalent to approximately US$0.34 per unit
(before deduction of any applicable Canadian withholding tax), using a current currency exchange of one Canadian dollar equals US$0.99. Registered unitholders with U.S. addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

    Forward-looking Statements

    Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains, without limitation, forward-looking statements pertaining to the following: Penn West's proposed new credit facility, including the terms thereof, the timing of closing thereof, the use of proceeds thereof and the benefits to be derived therefrom;
Penn West's proposed acquisition of Vault and merger with Canetic, including the timing of closing thereof, the attributes of Penn West following the closing thereof, the nature of the combined trust's assets and financial capacity including its credit capacity, the combined trust's anticipated 2008 production levels, the combined trust's opportunities, and the combined trust's ability to increase unitholder returns; the expected natural gas production volumes of Penn West during the referenced period; and the expected power loads of Penn West during the referenced period.
    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: Penn West's ability to finalize credit agreements, retire the bank debt of Vault and Canetic and maintain excess credit capacity, Penn West's natural gas production levels during the referenced period; Penn West's power load requirements during the referenced period; and the receipt of applicable securityholder and regulatory approvals and the completion of the acquisition of Vault and the merger with
Canetic.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the finalization of credit agreements pursuant to new credit agreements and retire its existing facilities and those of Vault and Canetic, the proposed acquisition of Vault and the proposed merger with
Canetic, including failure to realize anticipated synergies, risks regarding the integration of the entities, incorrect assessments of the values of the entities, failure to obtain the required securityholder, court, regulatory and other third party approvals and the timing of completion of the acquisition and merger; and the other factors described in Penn West's public filings
(including its Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    Barrels of Oil Equivalent

    "Barrels of oil equivalent" is expressed on the basis of one barrel of oil equals six thousand cubic feet of natural gas. Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of one barrel of oil equals six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and might not represent a value equivalency at the wellhead.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol

PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 13:53e 20-DEC-07